UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING STOCK SPLIT, CHANGE IN RATIO OF AMERICAN DEPOSITARY RECEIPTS (ADRS) TO UNDERLYING SHARES, AND DIVIDEND FORECAST FOR THE YEAR ENDING MARCH 31, 2016

On May 15, 2015, the registrant filed with the Tokyo Stock Exchange a notice regarding its upcoming stock split, change in ratio of American Depositary Receipts (ADRs) to underlying shares and dividend forecast for the year ending March 31, 2016. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 15, 2015

May 15, 2015

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding Stock Split, Change in Ratio of

American Depositary Receipts (ADRs) to Underlying Shares, and

Dividend Forecast for the Year Ending March 31, 2016

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, the board adopted resolutions in relation to implementing a stock split and change in the ratio of American Depositary Receipts (“ADRs”) to underlying shares, and setting a dividend forecast for the year ending March 31, 2016.

1.	Objective of the Stock Split

The objective of the two-for-one stock split is to lower NTT’s minimum investment cost per unit, thereby improving the investment environment for its shares and expanding its investor base.

2.	Outline of Stock Split

(1)	Method of Stock Split

The record date for the stock split will be Tuesday, June 30, 2015. Each share of common stock held by shareholders as of the record date will be split into two.

(2)	Increase in Number of Shares as a result of Stock Split

	Number of shares outstanding prior to stock split:	1,136,697,235 Shares

‚	Increase in number of shares as a result of stock split:	1,136,697,235 Shares

ƒ	Number of shares outstanding after stock split:	2,273,394,470 Shares

„	Number of shares authorized to be issued after stock split:	6,192,920,900 Shares (No change)*

*	NTT will not change the total number of shares authorized to be issued (established in its Articles of Incorporation) because the total number of shares authorized to be issued will still exceed the total number of issued and outstanding shares after the stock split.

(3)	Stock Split Schedule

	Public Notice Date of the Record Date:	June 15, 2015 (Monday)

‚	Record Date:	June 30, 2015 (Tuesday)

ƒ	Effective Date:	July 1, 2015 (Wednesday)

3.	Change of Ratio of ADRs to Underlying Shares

(1)	Objective of Change

The objective is to provide ADR holders with the same investment level they currently enjoy by maintaining the current ADR investment unit price levels.

(2)	Outline of Change of Ratio of ADRs to Underlying Shares

	Current Ratio:	1 ADR = 0.5 Underlying Shares

‚	New Ratio:	1 ADR = 1.0 Underlying Shares

ƒ	Effective Date of New Ratio:	Wednesday, July 1, 2015 (U.S. Eastern Time)

4.	Dividend Forecast for the Year Ending March 31, 2016

Dividends per Share

	Interim Dividend	Year-end Dividend	Annual Total
Year ending March 31, 2016, after taking the stock split into account (Forecasts)	50 yen	50 yen	100 yen

Year ending March 31, 2016, before taking the stock split into account (Forecasts)	100 yen	100 yen	200 yen
Year ended March 31, 2015 (Reference)	90 yen (distributed in December 2014)	90 yen	180 yen

For further inquiries, please contact:
Takuro Hanaki
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-6838-5481